UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Pre-Paid Legal Services, Inc.
(Name of Subject Company (Issuer))

Pre-Paid Legal Services, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

740065 107
(CUSIP Number of Class of Securities)

Randy Harp
Chief Operating Officer
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820
(580) 436-1234
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of filing person)

with a copy to:
Michael M. Stewart, Esq.
Crowe & Dunlevy, A Professional Corporation
20 North Broadway, Suite 1800
Oklahoma City, OK 73102
(405) 235-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$35,000,000.00	$7,000.00

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $35.00 per share in cash.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration Number: N/A

Filing Party: N/A Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Pre-Paid Legal Services, Inc., an Oklahoma corporation, to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share. Pre-Paid Legal Services, Inc. is offering to purchase these shares at the fixed price of $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 5, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit 1, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Pre-Paid Legal Services, Inc. The address and telephone number of its principal executive offices are: One Pre-Paid Way, Ada, OK 74820, (580) 436-1234.

(b) The subject securities are common stock, $0.01 par value, of Pre-Paid Legal Services, Inc. The number of shares of the subject securities outstanding as of July 5, 2006 is 14,514,641.

(c) Information about the trading market and price of the subject securities under “Section 8. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is the subject company. For information about the subject company, see Item 2. Each director and executive officer of Pre-Paid Legal Services, Inc. is listed below.

Harland C. Stonecipher	Chairman of the Board of Directors, Chief Executive Officer and President

Randy Harp	Chief Operating Officer

Kathleen S. Pinson	Vice President of Regulatory Compliance and Secretary

Steve Williamson	Chief Financial Officer

Orland G. Aldridge	Director

Martin H. Belsky	Director

Peter K. Grunebaum	Director

John W. Hail	Director

Thomas W. Smith	Director

Item 4.	Terms of the Transaction.

(a)-(b) Information about the terms of the transaction under “Summary Term Sheet,” “Section 1. Number of Shares; Priority of Purchases; Proration,” “Section 2. Tenders by Holders of Fewer than 100 shares,” “Section 3. Procedure for Tendering Shares,” “Section 4. Withdrawal Rights,” “Section 5. Acceptance for Payment of Shares and Payment of Purchase Price,” “Section 6. Conditional Tender of Shares,” “Section 7. Conditions of the Offer,” “Section 11. Source and Amount of Funds,” “Section 13. Legal Matters; Regulatory Approvals,” “Section 14. Certain Federal Income Tax Consequences,” “Section 15. Extension of Tender Period; Termination; Amendments,” and “Section 16. Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

There will be no material differences in the rights of security holders as a result of this transaction.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Information under “Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)-(b) The information about the purpose of the transaction under “Summary Term Sheet” and “Section 9. Purpose of the Offer; Certain Additional Effects of the Offer, Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.

(c) The information about plans or proposals under “Section 8. Price Range of Shares; Dividends,” “Section 9. Purpose of the Offer; Certain Additional Effects of the Offer, Plans and Proposals,” “Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information under “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under “Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

(b) The information under “Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under “Summary Term Sheet” and “Section 16. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) The information under “Section 10. Information Concerning Pre-Paid Legal Services” of the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a)(1) Not applicable

(a)(2) None

(a)(3) Not applicable

(a)(4) Not applicable

(a)(5) None

(b) None

Item 12.	Exhibits.

The following exhibits are submitted herewith:

(a)(1)(i) Offer to Purchase dated July 5, 2006.

(a)(1)(ii) Letter of Transmittal.

(a)(1)(iii) Notice of Guaranteed Delivery.

(a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(v) Letter to ESOP plan participants with direction form.

(a)(1)(v) Letter to associate investment club participants with direction form.

(a)(2) None.

(a)(3) None.

(a)(4) None.

(a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(5)(iii) Press Release dated July 5, 2006.

(b)(i) Credit Agreement dated June 23, 2006 among Pre-Paid Legal Services, Inc, the lenders signatory thereto and Wells Fargo Foothill, Inc. as Arranger and Administrative Agent and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed June 27, 2006)

(b)(ii) Security Agreement dated June 23, 2006 between Pre-Paid Legal Services, Inc and certain of its subsidiaries and Wells Fargo Foothill, Inc., as Agent (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed June 26, 2006)

(b)(iii) Guaranty Agreement dated June 23, 2006 between certain subsidiaries of Pre-Paid Legal Services, Inc. and Wells Fargo Foothill, Inc., as Agent (Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed June 27, 2006)

(b)(iv) Mortgage, Assignment of Rents and Leases and Security Agreement by Pre-Paid Legal Services, Inc. in favor of Wells Fargo Foothill, Inc as Agent (Incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed June 26, 2006)

(b)(v) First Amendment to Loan Agreement dated June 23, 2006 between Pre-Paid Legal Services, Inc. and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.5 of the Company’s of the Company’s Current Report on Form 8-K filed June 26, 2006)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2006

PRE-PAID LEGAL SERVICES, INC.

By:	/s/ Randy Harp
Randy Harp, Chief Operating Officer

INDEX TO EXHIBITS

Exhibit	Description

(a)(1)(i)	Offer to Purchase dated July 5, 2006.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(v)	Letter to ESOP plan participants with direction form.

(a)(1)(vi)	Letter to associate investment club participants with direction form.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(ii)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(5)(iii)	Press Release dated July 5, 2006.

(b)(i)
Credit Agreement dated June 23, 2006 among Pre-Paid Legal Services, Inc, the lenders signatory thereto and Wells Fargo Foothill, Inc. as Arranger and Administrative Agent and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed June 27, 2006)

(b)(ii)
Security Agreement dated June 23, 2006 between Pre-Paid Legal Services, Inc and certain of its subsidiaries and Wells Fargo Foothill, Inc., as Agent (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed June 27, 2006)

(b)(iii)
Guaranty Agreement dated June 23, 2006 between certain subsidiaries of Pre-Paid Legal Services, Inc. and Wells Fargo Foothill, Inc., as Agent (Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed June 27, 2006)

(b)(iv)
Mortgage, Assignment of Rents and Leases and Security Agreement by Pre-Paid Legal Services, Inc. in favor of Wells Fargo Foothill, Inc as Agent (Incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed June 27, 2006)

(b)(v)
First Amendment to Loan Agreement dated June 23, 2006 between Pre-Paid Legal Services, Inc. and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.5 of the Company’s of the Company’s Current Report on Form 8-K filed June 27, 2006)